EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The formula for the computation is as follows:

Ratio of Earnings to Fixed Charges = (net income + income taxes + fixed charges)/(fixed charges)

Fixed Charges = (interest expense + amortization of deferred financing costs + one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor))

                       SUPPORTING DATA OF THE CALCULATION
                          (DOLLAR AMOUNTS IN THOUSANDS)

                              1992      1993      1994      1995      1996
Net income (loss)             $ 53,650  $ 45,820  $ 48,781  $(40,512) $(164,166)
Add:
     Income taxes               34,400    34,300    31,300   (29,300)   (80,245)
Extraordinary charge                                                     41,782
Fixed Charges:
     Interest expense           36,130    44,627    53,715    60,046    104,602
     Debt issue
       amortization expense        344       344       509       432      5,406
     1/3 Rental expense          6,372     6,607    13,382    15,565      9,717
                              --------- --------- --------- --------- ----------
Total fixed charges             42,846    51,578    67,606    76,043    119,725
                              --------- --------- --------- --------- ----------
Earnings plus fixed
charges                       $130,896  $131,698  $147,687  $146,231  $ 118,718
                              ========= ========= ========= ========= ==========
Ratio of earnings to
fixed charges                    3.06      2.55      2.18      --         --
                              ========= ========= ========= ========= ==========

